SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                              J.C. NICHOLS COMPANY
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    653777102
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                              (CUSIP Number)

                                                    with a copy to:
         Stephen Feinberg                           Robert G. Minion, Esq.
         450 Park Avenue                            Lowenstein, Sandler, Kohl,
         28th Floor                                   Fisher & Boylan, P.A.
         New York, New York  10022                  65 Livingston Avenue
         (212) 421-2600                             Roseland, New Jersey  07068
                                                    (201) 992-8700
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 2, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Stephen Feinberg
________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable

________________________________________________________________________________
3)  SEC Use Only

________________________________________________________________________________
4)  Source of Funds (See Instructions):  WC

________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable

________________________________________________________________________________
6)  Citizenship or Place of Organization:           United States
________________________________________________________________________________
    Number of                                   7) Sole Voting Power:         *
    Shares Beneficially                         8) Shared Voting Power:       *
    Owned by
    Each Reporting                              9) Sole Dispositive Power:    *
    Person With:                               10) Shared Dispositive Power:  *

________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:       285,280*

________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable

________________________________________________________________________________
         13)      Percent of Class Represented by Amount in Row (11):      7.4%*

________________________________________________________________________________
         14)      Type of Reporting Person (See Instructions):       IA, IN

_____________________________

* 173,220 shares (4.5%) of J.C. Nichols Company common stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 27,500 shares (0.7%) of J.C. Nichols Company common stock are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"). 27,000 shares (0.7%) of J.C. Nichols Company common stock are owned by Blackacre Overseas Fund, Ltd., a corporation organized under the laws of the Bahamas ("Overseas"). Stephen Feinberg possesses sole voting and investment control over all securities owned by International, Ultra and Overseas. In addition, 57,560 shares (1.5%) of J.C. Nichols Company common stock are owned by various others persons and entities for which Stephen Feinberg possess certain investment authority. See Item 5 for further information.

Item 1.  Security and Issuer.

     This statement relates to the common stock, par value $.01 per share, of J.C. Nichols Company (the "Company"), whose principal executive offices are located at 310 Ward Parkway, Kansas City, Missouri 64112.

Item 2.  Identity and Background.

     The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the general partner of Cerberus Associates, L.P., the general partner of Cerberus Partners, L.P. ("Cerberus"), and (ii) the investment manager for each of Cerberus International, Ltd. ("International"), Ultra Cerberus Fund, Ltd. ("Ultra"), Blackacre Overseas Fund, Ltd. ("Overseas") and certain other private investment funds (the "Funds"). Cerberus, International, Ultra, Overseas and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

     All funds used to purchase shares of common stock of the Company on behalf of Cerberus, International, Ultra, Overseas and the Funds come directly from the assets of Cerberus, International, Ultra, Overseas and the Funds, respectively.

Item 4. Purpose of  Transaction.

     The acquisition of the shares of common stock referred to in Item 5 is for investment purposes on behalf of International, Ultra, Overseas and the Funds, respectively. Although Stephen Feinberg, on behalf of Cerberus, International, Ultra, Overseas and/or the Funds, may in the future, based upon the future market price of the shares of common stock of the Company, the then-existing market conditions and other factors he from time to time deems relevant, seek to acquire additional shares of common stock of the Company or dispose of shares of common stock of the Company, he has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest  in Securities  of the Issuer.

     Based upon information set forth in the Company's Quarterly Report on Form 10 -Q for the quarterly period ended March 31, 1997, on April 30, 1997 there were issued and outstanding 3,849,358 shares of common stock of the Company. As of July 2, 1997, International owned 173,220 of such shares, or 4.5% of those outstanding; Ultra owned 27,500 of such shares, or 0.7% of those outstanding; Overseas owned 27,000 of such shares, or 0.7% of those outstanding and the Funds in the aggregate owned 57,560 of such shares, or 1.5% of those outstanding. Stephen Feinberg possesses (i) sole power to vote and direct the disposition of all shares of common stock of the Company owned by each of Cerberus, International, Ultra and Overseas and (ii) power to direct the disposition of the shares of common stock of the Company owned by the Funds. The following table sets forth the transactions by each of International, Ultra, Overseas and the Funds in shares of common stock of the Company during the past sixty days, each of which were effected in an ordinary broker's transaction.

                          Cerberus International, Ltd.

     Date                           Quantity                            Price

                                   (Purchases)

    June 19, 1997                     119,000                            $34.35
    July 2, 1997                       54,220                            $41.50

                                     (Sales)

                                      NONE

                            Ultra Cerberus Fund, Ltd.

     Date                           Quantity                            Price

                                   (Purchases)

    June 19, 1997                     13,500                             $34.35
    July 2, 1997                      14,000                             $41.50

                                     (Sales)

                                      NONE


                          Blackacre Overseas Fund, Ltd.

     Date                            Quantity                           Price

                                   (Purchases)

    June 19, 1997                     15,000                             $34.35
    July 2, 1997                      12,000                             $41.50

                                     (Sales)

                                     NONE


                                    The Funds

     Date                            Quantity                           Price

                                   (Purchases)

    July 2, 1997                      57,560                             $41.50

                                     (Sales)

                                      NONE


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to an agreement, dated June 30, 1997, between Blackacre Capital Group, L.P., a Delaware limited partnership ("Blackacre"), and Asian American Capital Partners, Ltd. ("AACP"), Blackacre has retained AACP to provide certain consulting and advisory services to Blackacre in connection with certain acquisitions of shares of common stock of the Company by Blackacre. Pursuant to such agreement, in the event the return on investment received by Blackacre as a result of its ownership of the shares of common stock of the Company exceeds certain thresholds as set forth in the agreement, Blackacre is obligated to pay to AACP a percentage of such return on investment in excess of such thresholds. Although (i) none of Cerberus, International, Ultra, Overseas or the Funds are party to the agreement between Blackacre and AACP and (ii) to the best knowledge of Stephen Feinberg, Blackacre does not own any shares of common stock of the Company, Stephen Feinberg, on behalf of Cerberus, International, Ultra, Overseas and the Funds, respectively, may, under certain circumstances, contribute a portion of Blackacre's obligations to AACP under the agreement between Blackacre and AACP. Except as described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of the Company between Stephen Feinberg and any person or entity.

Item 7. Material to be Filed as Exhibits.

        Not applicable.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            July 11, 1997


                                            /s/ Stephen Feinberg
                                            Stephen Feinberg, in his capacity as
                                            the  general   partner  of  Cerberus
                                            Associates,    L.P.,   the   general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of   Cerberus   International,
                                            Ltd.,  Ultra  Cerberus  Fund,  Ltd.,
                                            Blackacre  Overseas  Fund,  Ltd. and
                                            the Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).